UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

A Publicly-Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Telefônica” or "Company") hereby informs the shareholders and the market in general that the Company's Extraordinary General Meeting held on the date hereof ("Meeting") approved the incorporation, by the Company, of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., a special purpose company acquired from Oi S.A. – Under Judicial Reorganization on April 20, 2022, currently wholly owned by the Company (“Incorporation" and "Garliava”, respectively), as described in the Material Fact disclosed by the Company on December 16, 2022 (“Material Fact”).

The Merger depends on obtaining prior consent from the National Telecommunications Agency (ANATEL) and the completion of operational procedures related to systemic standardization. In view of that, the effectiveness of the meeting's approval is conditional upon a new resolution by the Company's Board of Directors, in a meeting to be held especially for this purpose, to verify the occurrence of said conditions, at which moment the Incorporation will become effective.

As disclosed in the Material Fact and other documents disclosed by the Company on December 16, 2022, the approved Incorporation has neither resulted in a capital increase, nor in the issuance of new shares of the Company or in changes in the equity interest held by the Company's shareholders and, therefore, there is no substitution of shares or right of withdrawal.

The Company will keep its shareholders and the market duly informed about the completion of the Incorporation process, pursuant to the provisions of Resolution 44 and the applicable law.

São Paulo, February 1st, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Telephone: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 1, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director